Exhibit 99.1

Lanvin Group Announces New CEO

Shanghai, 8 December 2023 – The board of Lanvin Group (NYSE: LANV) today announced that Joann Cheng, the group’s founding Chairman and Chief Executive Officer, has informed the board that she has decided to step down from her roles to pursue new endeavours outside the group. Consequently, the board has appointed Mr. Huang Zhen as the new Chairman and Mr. Eric Chan as CEO of the group, effective as of December 7th.

The board of Lanvin Group expressed its deep appreciation for Joann Cheng’s dedication to the group since its founding and wished her the best in her future career.

Joann Cheng, outgoing Chairman and CEO of Lanvin Group, said, “The past six years at Lanvin Group have been some of the most fulfilling of my career. What started as an idea in 2017 has now become a listed company on the New York Stock Exchange, with a solid track record of growth. Lanvin Group has a portfolio of five world-class brands, all of which are being reinvigorated with new leaders in place to take them to the next level in the global luxury goods market. With the recent successful launch of the first Lanvin Lab collection, the appointment last week of the new CEO at Sergio Rossi and the imminent announcement of a new Creative Director at Lanvin, I am pleased to be stepping away from the group, with a clear creative direction set, and all the building blocks in place for the next phase of growth.”

Lanvin Group’s new Chairman, Mr. Huang Zhen, is a Director of Fosun Group and currently serves as Executive Director and Executive President at Fosun International. He has also held a number of board roles and chairmanships with other listed consumer companies.

The group’s new CEO, Eric Chan, currently serves as Co-Chairman of Greater Yuyuan Commercial Development Group. He previously held senior roles at SECOO Group, K11 Concepts under Hong Kong New World Development Group, Wharf Group, CB Richard Ellis, Hong Kong MTR Corporation and Four Seasons Hotels & Resorts Group. As a seasoned executive, Mr. Chan has over 30 years’ experience across a wide commercial spectrum, including omni-channel shopping platforms, luxury commercial real estate projects, as well as offices and high-end hotels and resorts. His appointment comes at a time when Lanvin Group is embarking on an important next phase of growth, centred around retail expansion for all its brands in North America, Europe, Asia and the Middle East.

Huang Zhen, Chairman of Lanvin Group, said, “We are delighted to welcome Eric Chan as Lanvin Group’s new CEO. His extensive real estate and consumer experience will be invaluable as we drive the next phase of the group’s growth and expand our footprint globally.”

Eric Chan, CEO of Lanvin Group, said, “I am delighted to be joining Lanvin Group at this exciting time in its development. We have great leaders across all our brands, a clear creative direction set for the coming years, and an exciting consumer engagement strategy spanning digital and retail. We see significant opportunities ahead to build out our international presence.”

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About Lanvin Group

Lanvin Group is a leading global luxury fashion group headquartered in Shanghai, China, managing iconic brands worldwide including Lanvin, Wolford, Sergio Rossi, St. John Knits, and Caruso. Harnessing the power of its unique strategic alliance of industry-leading partners in the luxury fashion sector, Lanvin Group strives to expand the global footprint of its portfolio brands and achieve sustainable growth through strategic investment and extensive operational know-how, combined with an intimate understanding and unparalleled access to the fastest-growing luxury fashion markets in the world. Lanvin Group is listed on the New York Stock Exchange under the ticker symbol ‘LANV’.

For more information about Lanvin Group, please visit www.lanvin-group.com, and to view our investor presentation, please visit https://ir.lanvin-group.com.

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Enquiries:

Media

Miya He

Miya.he@lanvin-group.com

Investors

James Kim

James.kim@lanvin-group.com